[redacted]

U.S. SECURITIES
WAS

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

13015141

cm

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

F
Information Requ...
Pursuant to Section 17 of the Securities Exchange Act of ... 17a-5
Thereunder

SEC FILE NUMBER
8-35158

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) **AND ENDING** 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lombardo — 314-875-2349
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) 10 South Broadway	St. Louis	MO	63102
Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

cm
3/12/13

OATH OR AFFIRMATION

I, Philip Lomvardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Clearing, LLC, as of December 31, 2012, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

MICHAEL D. RAMSEY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 08, 2014
Commission Number: 10014631

Michael D. Ramsey 2-21-13

Notary Public

Name: Philip Lombardo
Title: Principal Financial Officer

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

STATEMENT OF FINANCIAL CONDITION

First Clearing, LLC

(A wholly owned limited liability company of Wells Fargo Advisors, LLC)

December 31, 2012

(With Report from Independent Registered Public Accounting Firm Thereon)

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wells Fargo Advisors, LLC)

Statement of Financial Condition

December 31, 2012

(With Report from Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of First Clearing, LLC, as of December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 22, 2013

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability
Company of Wells Fargo Advisors, LLC)
Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	225,248
Cash segregated under federal and other regulations		2,320,296
Receivable from brokers, dealers and clearing organizations		1,363,477
Receivable from customers, net		4,965,401
Securities owned, at fair value		6,124
Receivable from affiliates		435,785
Other assets		232,503
Total assets	$	9,548,834
Liabilities and Member's Equity		
Short-term borrowings	$	504,417
Payable to brokers, dealers and clearing organizations		2,350,902
Payable to customers		4,787,126
Securities sold, not yet purchased, at fair value		3,133
Payable to affiliates		423,057
Accrued compensation and benefits		26,412
Accrued expenses and other liabilities		139,535
Total liabilities		8,234,582
Member's equity		1,314,252
Total liabilities and member's equity	$	9,548,834

See accompanying notes to Statement of Financial Condition.

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wells Fargo Advisors, LLC (WFALLC), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a wholly owned consolidated subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are WFALLC and Wells Fargo Advisors Financial Network, LLC (FINET).

On February 17, 2012, WFALLC guaranteed all the obligations and liabilities of the Company pursuant to a written guarantee of the Company. The written guarantee provides additional liquidity benefits to the Company from WFALLC pursuant to the National Association of Securities Dealers (NASD) Notice to Members 98-99.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary activities are those of a clearing broker-dealer for WFALLC, FINET and for unaffiliated correspondent broker-dealers. WFALLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom each has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading of securities held to accommodate expected customer order flow is recorded on the trade date, as if they had settled. Customer securities transactions are recorded on a settlement-date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade-date basis.

Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or

other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 7).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation and Wells Fargo Investment Group, Inc. Certain states may subject the Company to entity-level taxation as a single member limited liability company, therefore, the related state taxes have been provided on a small portion of the Company's taxable income.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and amounts of income and expense for the reporting period. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

(3) Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). The Company performs the computation for assets in the proprietary accounts of its introducing broker-dealers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection

(Dollars in thousands)

Rule, so as to enable introducing broker-dealers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2012, the Company segregated $2,305,087 and $15,209 of cash in special reserve bank accounts for the exclusive benefit of customers and PAIB, respectively, under the Customer Protection Rule.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2012, the fair value of this collateral is $6,047,660, of which $2,251,756 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2012:

Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$	1,098,976
Securities failed to deliver		111,478
Receivable from broker-dealer		68,999
Receivable from clearing organizations		84,024
	$	1,363,477
Payable to brokers, dealers and clearing organizations:		
Deposits received for securities loaned	$	1,683,225
Securities failed to receive		144,585
Payable to broker-dealer		446,369
Payable to clearing organizations		76,723
	$	2,350,902

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with cash and margin transactions. Receivable from customers consists primarily of margin loans to customers and customer cash debits. Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2012, receivable from customers is reported net of the allowance for doubtful accounts of $9,529.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2012, securities owned and securities sold, not yet purchased consist of the following, at fair value:

		Securities owned		Securities sold, not yet purchased
Fixed income securities *	$	601	$	470
Stocks and warrants		5,523		2,663
Total	$	6,124	$	3,133

* Includes U.S. government and agency obligations, state and municipal government obligations and corporate obligations

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Assets are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets, where available and classify such instruments within Level 1 of the fair value hierarchy. Examples include stocks and some highly liquid government securities such as U.S. Treasuries.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and, if deemed inappropriate by a trader who has the most knowledge of a particular market, can be adjusted using quoted market prices for similar securities. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government and agency obligations, state and municipal government bonds and corporate obligations.

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic

(Dollars in thousands)

conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. For the year ended December 31, 2012, there were no transfers between Level 1 and Level 2. The Company has no assets classified in Level 3 of the hierarchy.

The balances of assets and liabilities measured at fair value by level as of December 31, 2012, are as follows:

	Total	Level 1	Level 2
Fixed income securities	$ 601	$ -	$ 601
Stocks and warrants	5,523	-	5,523
Securities owned	$ 6,124	$ -	$ 6,124
Fixed income securities	$ 470	$ -	$ 470
Stocks and warrants	2,663	-	2,663
Securities sold, not yet purchased	$ 3,133	$ -	$ 3,133

(8) Short-Term Financing

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WFALLC. At December 31, 2012, the Company had a $503,500 balance outstanding on this line of credit which is included in short-term borrowings on the Statement of Financial Condition. The interest on this loan is calculated using the WFALLC average cost of funds. At December 31, 2012, the cost of funds rate was 0.34%.

Also, the Company had available $500,000 in an uncommitted unsecured line of credit with WFC. At December 31, 2012, the Company had a $273 balance outstanding on this line of credit which is included in short-term borrowings on the Statement of Financial Condition. The interest on this loan is calculated using the WFC average cost of funds. At December 31, 2012, the cost of funds rate was 1.91%.

Short-term borrowings also include outstanding bank drafts of $644 at December 31, 2012.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wells Fargo Bank, N.A. (WFBNA), an affiliated financial institution. The entire line of credit from WFBNA is collateralized by securities owned by the Company. The entire line of credit with WFBNA is also available to WFALLC. At December 31, 2012, neither the Company nor WFALLC had any balances outstanding on this line of credit.

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WSFH. At December 31, 2012, the Company did not have a balance outstanding on this line of credit.

(9) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid

(Dollars in thousands)

no later than December 19, 2013. Borrowings under this subordinated line are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2012, there were no borrowings on this subordinated line of credit.

(10) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternate method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of $987,556 which was $905,105 in excess of its required minimum net capital of $82,451. At December 31, 2012, the Company's net capital balance was 23.95% of aggregate debit balances.

(11) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Previous and future matching contributions are 100% vested for active participants.

The 401(k) Plan permits discretionary profit sharing contributions. Based on 2012 earnings, WFC committed to make a contribution in shares of WFC common stock to eligible employees' 401(k) Plan accounts equaling 2% of qualifying compensation.

(12) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives technology and systems, operations and administrative support services, occupancy and equipment, and other general and administrative services.

Clearing Services

The Company provides retail clearing services for its affiliates, WFALLC and FINET. The Company collects revenues from customers on behalf of WFALLC and FINET from which it deducts its retail clearing service fees. At December 31, 2012, the Company owed $427,695 to WFALLC and $9,081 to FINET which are included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(Dollars in thousands)

In conjunction with the retail clearing services provided to WFALLC and FINET, the Company rebates all interest income earned on margin balances of WFALLC and FINET retail customer relationships to WFALLC and FINET net of the interest expense incurred by the Company to finance those margin loans.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers' available cash balances may be swept into overnight deposit accounts.

Money Market and Mutual Funds

The Company has arrangements with Wells Fargo Funds Distributors, LLC (WF Funds), an affiliated mutual fund company, in which it receives revenue for servicing customers invested in WF Funds. A receivable of $4,707 from WF Funds related to settlement of overnight deposit balances is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following day. At December 31, 2012, the Company has a payable to WFBNA totaling $419,023, which is included in payable to affiliates in the Statement of Financial Condition.

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2012, the Company had $435,785 outstanding from WFC and its affiliates, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $4,034 to WFC and its affiliates, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Dividends

For the year ended December 31, 2012, the Company declared and paid a $200,000 dividend to WFALLC. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies, exchanges and clearing organizations.

(14) Financial Instruments with off-balance sheet risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual

obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(15) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on current knowledge and after consultation with counsel, any change in the recorded liability for these matters will not have a material impact on the Company's financial position.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the

Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2012 related to these indemnifications.

(16) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2012 through February 22, 2013, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require recognition to or disclosure in the Statement of Financial Condition.